June 10, 2019

Michael McDonnell
Executive Vice President and Chief Financial Officer
IQVIA Holdings Inc.
83 Wooster Heights Road
Danbury, Connecticut 06810

       Re: IQVIA Holdings Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           Form 8-K
           Filed February 14, 2019
           File No. 001-35907

Dear Mr. McDonnell:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 8-K filed on February 14, 2019

Exhibit 99.1, page 1

1. We note your presentation of adjusted net income includes an adjustment for purchase accounting amortization. Please tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP.
      Refer to question 100.04 of the Division's Non-GAAP Financial Measures Compliance
      and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael McDonnell
IQVIA Holdings Inc.
June 10, 2019
Page 2

       You may contact Steve Lo at 202-551-3394 or Joel Parker at 202-551-3651 with any questions.



                                                        Sincerely,
FirstName LastNameMichael McDonnell
                                                        Division of Corporation
Finance
Comapany NameIQVIA Holdings Inc.
                                                        Office of Beverages,
Apparel and
June 10, 2019 Page 2                                    Mining
FirstName LastName